EATON VANCE MANAGEMENT The Eaton Vance Building 255 State Street Boston, MA 02109 Telephone: (617) 482-8260 Telecopy: (617) 338-8054

October 10, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, NW Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)	A copy of the fidelity bond;

(ii)	a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trusts listed on Schedule A approving the bond.

(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2006 to September 1, 2007;

(iv)	a statement as to the period for which premiums have been paid; and

(v)	a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at (617) 598-8106 or fax (617) 338-8054.

Sincerely, /s/ Paul M. O’Neil Paul M. O’Neil Vice President

Schedule A

The Wright Managed Equity Trust, a series fund consisting of:
• Wright Current Income Fund
• Wright Total Return Bond Fund
The Wright Managed Income Trust, a series fund consisting of:
• Wright International Blue Chip Equities Fund
• Wright Major Blue Chip Equities Fund
• Wright Selected Blue Chip Equities

A-1